

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2012

Via E-mail
Jun (Charlie) Huang
President
A & C United Agriculture Developing Inc.
Oak Brook Pointe, Suite 500
700 Commerce Drive
Oak Brook, Illinois 60523

>   **Re: A & C United Agriculture Developing Inc.**
>   **Amendment No 1 to Registration Statement on Form S-1**
>   **Filed on February 23, 2012**
>   **File No. 333-179082**

Dear Mr. Huang:

We have reviewed your responses to the comments in our letter dated February 15, 2012 and have the following additional comments.

Summary Information, page 5

1. Please refer to the second paragraph, following the table. Please revise to clarify the total amount of funds necessary to implement the business growth plans laid out in the table and separately discuss how much funding is needed to run your business over the next twelve months. Please clarify if the disclosed monthly burn rate includes the growth costs discussed in the chart.

2. We note you indicate that fees associated with being a public company will be "less than $75,000." Please clarify the anticipated costs. Similarly revise under the risk factor, "Our management has limited experience," at page 11.

Risk Factors, page 8

3. We note your response to our prior comment 7 and reissue in part. It appears that notwithstanding the disclosure added to the executive compensation section, a material risk may exist as it relates to the possibility that there may not be funds available for net income because two officers maintain significant control and determine their own salary and perquisites. Please revise to add a risk factor to discuss or provide greater support as to why it is not necessary.

Implementation of our business plan, page 11

4. Please expand this risk factor discussion to explain the material steps involved with a trial process for seeds at a farm.

Our president Jun (Charlie) Huang and secretary/treasurer Yidan (Andy) Liu, page 11

5. We note your response to our prior comment 8. Please revise the last sentence of this risk factor to state as a belief or tell us why it is not necessary.

If we do not secure the required permits from the China Agriculture Department, page 13

6. Please expand to briefly discuss the process for an import/export application and receiving a permit, including the steps involved and anticipated timeframe.

Selling Shareholders, page 16

7. We note your response to our prior comment 13 and your revised disclosure. Please only indicate by footnote who else has beneficial ownership of the shares listed for each named selling shareholder, if applicable. All family relationships between and among selling shareholders do not need to be documented. Rather, please just clarify who has beneficial ownership of the listed shares, and if it also includes someone other than the named shareholder that appears in the table, such as a spouse, please also disclose that by footnote or otherwise. Please revise or advise.

Description of Business, page 30

8. We note on page 31 that you plan to terminate businesses that tested your business plan and to tell customers that your seed business will be conducted through A & C in the future. Please balance the disclosure to clarify that you are not acquiring this other business and that there is no guarantee that you will receive business this way or advise.

9. We note your response to our prior comment 19. It appears that your revised disclosure does not include the detail about the provinces in China that you plan to initially focus on, as contained in your response. If appropriate, please expand your disclosure accordingly.

10. We note your reply to our prior comment 21. Since you have not yet had any customers, please revise the first sentence of the second paragraph to clarify that the farms you have identified for potential trials are not ones that "[you] have worked with," but are instead farms that your management has worked with at his other company.

Our Competition and Our Market Position, page 32

11. We note your response to our prior comment 23 and reissue. Please provide support for your belief that you have an advantage over your competitors, as it appears likely that some of your competitors may also have conducted similar research or made comparable contacts with suppliers. Alternatively, delete your reference to such competitive advantage.

Environmental and Regulatory Matters, page 33

12. Refer to the last paragraph in this section. Please expand to explain the application process, including the material steps and anticipated timeframe from applying to receiving the permit.

Management's Discussion and Analysis

Results of Operations

Net Loss, page 38

13. Please ensure your narrative discussion of net loss for the period from inception to December 31, 2011 is consistent with the presentation on the face of the interim financial statements on page F-18.   You appear to have disclosed your Comprehensive loss of $52,900, not your net loss of $53,107, in the narrative.

Financial Statements

Auditor's Report, page F-3

14. We note your response to our prior comment 29. However, the audit report does not appear to have been changed. You continue to refer to the "year ended September 30, 2011" in the audit report and in the headings on both the Statement of Income and the Statement of Cash Flows. You have not been open for a year yet. You have been open only from February 7, 2011 (Date of Inception) through September 30, 2011. Please label the left hand column as such in your financial statements and in the audit report. Consideration should be given to omitting the "Cumulative" column in the audited financial statements and in your audit report because it is unnecessary at September 30, 2011. The language in the consent should be similarly change.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc (via E-mail): Michael T. Williams, Esq.